As filed with the Securities and Exchange Commission on January 10, 2025	Registration No. 333-09384

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 ______________

ORIX KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

 ______________

ORIX CORPORATION

(Translation of issuer’s name into English)

 ______________

JAPAN

(Jurisdiction of incorporation or organization of issuer)

 __________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

______________

ORIX Corporation USA

Ryan Farha

2001 Ross Avenue, Suite 1900
Dallas, TX 75201

+1-214-237-2000

(Address, including zip code, and telephone number, including area code, of agent for service)

 __________________________________

Copies to:

Jon Gray Christopher Kodama Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi, Minato-Ku Tokyo, 106-6033 Japan +81-3-5574-2600	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

 __________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 __________________________________

The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Introductory Article

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (c) and (d).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (a).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (m); Reverse of Receipt - Paragraph (c).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (a) and (c).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (c) and (f); Reverse of Receipt - Paragraphs (a) and (e).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (i) and (j) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (m).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs (b), (c), (d), (f), (g), (i) and (j).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (g); Reverse of Receipt - Paragraphs (f) and (g).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (j).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (m).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 1 to Deposit Agreement, by and among ORIX Corporation (the “Company”), Citibank, N.A. as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the Deposit Agreement (as hereafter defined). – Filed herewith as Exhibit (a)(i).

(a)(ii)	Letter Agreement, dated as of October 29, 2007 between the Company and the Depositary. – Previously filed as Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, Reg. No. 333-09384, filed on July 2, 2009, and incorporated herein by reference.

(a)(iii)	Deposit Agreement, dated as of September 16, 1998, by and among the Company, the Depositary and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). – Previously filed as Exhibit (a)(i) to the Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, Reg. No. 333-09384, filed on July 2, 2009, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. – Previously filed.

(e)	Certificate under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among ORIX Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of January 2025.

Legal entity created by the Deposit Agreement under which American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one share of common stock of ORIX Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ORIX Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan on January 10, 2025.

ORIX CORPORATION

By:	/s/ Yasuaki Mikami
	Name:	Yasuaki Mikami
	Title:	Member of the Board of Directors,Senior Managing Executive Officer, Responsible for Corporate Function Unit,Responsible for Work Style Reform Project

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby appoints Yasuaki Mikami, Member of the Board of Directors, Senior Managing Executive Officer, Responsible for Corporate Function Unit, Responsible for Work Style Reform Project, as such person’s true and lawful attorney-in-fact and agent with full power to sign, for such person and in such person’s name and capacity indicated below, this Post-Effective Amendment No. 2 to Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, and generally do all things in their names in their capacities as officers and directors to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 10, 2025.

Signature	Title

/s/ Makoto Inoue	Member of the Board of Directors,
Makoto Inoue	Representative Executive Officer,
Chairman and Chief Executive Officer
(Principal executive officer)

/s/ Hidetake Takahashi	Member of the Board of Directors,
Hidetake Takahashi	Representative Executive Officer,
President and Chief Operating Officer,
Responsible for Group Strategy Business Unit

/s/ Satoru Matsuzaki	Member of the Board of Directors,
Satoru Matsuzaki	Deputy President Managing Executive Officer,
Head of Corporate Business Headquarters,
Chairman, ORIX Auto Corporation,
Chairman, ORIX Rentec Corporation

/s/ Stan Koyanagi	Member of the Board of Directors,
Stan Koyanagi	Senior Managing Executive Officer,
Global General Counsel,
Responsible for Legal Function Unit

/s/ Yasuaki Mikami	Member of the Board of Directors,
Yasuaki Mikami	Senior Managing Executive Officer,
Responsible for Corporate Function Unit,
Responsible for Work Style Reform Project
(Principal financial officer and principal accounting officer)

/s/ Michael Cusumano	Member of the Board of Directors (Outside Director)
Michael Cusumano

/s/ Sakie Akiyama	Member of the Board of Directors (Outside Director)
Sakie Akiyama

/s/ Hiroshi Watanabe	Member of the Board of Directors (Outside Director)
Hiroshi Watanabe

/s/ Aiko Sekine	Member of the Board of Directors (Outside Director)
Aiko Sekine

/s/ Chikatomo Hodo	Member of the Board of Directors (Outside Director)
Chikatomo Hodo

/s/ Noriyuki Yanagawa	Member of the Board of Directors (Outside Director)
Noriyuki Yanagawa

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ORIX Corporation has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in New York, New York on January 10, 2025.

ORIX CORPORATION USA

By:	/s/ Yoshiteru Suzuki
	Name:	Yoshiteru Suzuki
	Title:	President & Chief Executive Officer ORIX Corporation USA

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement